[Metro One Letterhead]

                  November 8, 2006

Via EDGAR and Express Delivery

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 3720

Attn:       Robert S. Littlepage

Accountant Branch Chief

Re:                             Metro One Telecommunications, Inc.
Item 4.01 Form 8-K
Filed October 27, 2006
File No. 000-27024

Dear Sirs/Madams:

Metro One Telecommunications, Inc. (the “Company”) has prepared this letter in response to the staff’s dated November 1, 2006 setting forth the staff’s comments regarding the Company’s Form 8-K filed on October 27, 2006 (the “Form 8-K”).  The text of the staff’s comments has been included in this response letter and we have numbered each paragraph of the comment letter as a separate comment.

1.                                       Please amend your filing to state whether your former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  The disclosure should also indicate whether your board of directors recommended or approved the decision to change accountants.

Response:  A Form 8-K/A was filed on even date herewith (the “Form 8-K/A”) amending the Form 8-K to reflect that the Audit Committee of the Company’s Board of Directors approved the dismissal of the Company’s former accountants on October 23, 2006.

2.                                       You currently disclose that there have been no disagreements with your former accountant during the fiscal years ended December 31, 2005 and 2004 and the subsequent interim periods.  Please amend your filing to specifically cover the interim period from the date of the last audited financial statements to the date of dismissal, resignation or declination.  See Item 304(a)(1)(iv) of Regulation S-K.

Response:  The Form 8-K/A reflects that the Company had no disagreements with its former accountant from the date of the last audited financial statements through the date of their dismissal.

3.                                       To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:  The Company acknowledges the staff comment and the Form 8-K/A was filed with an updated Exhibit 16 letter from the Company’s former accountant.

*   *   *   *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (503) 524-1266 should you have any questions or comments with regard to this matter.

Very truly yours,

METRO ONE TELECOMMUNICATIONS, INC.

/s/ Duane Fromhart
Duane Fromhart
Chief Financial Officer

cc:  Kenya Wright Gumbs, Securities and Exchange Commission